UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2009

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

The unaudited condensed interim consolidated financial statements of Rosetta Genomics Ltd. and its subsidiary (the “Company”) as of and for the six months ended June 30, 2009 (the “Financial Statements”) are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

In preparation of the Financial Statements, the Company identified an error in the financial information that was included in the press release dated September 8, 2009 that was filed as Exhibit 99.3 to the Form 6-K filed with the Commission on September 9, 2009.  The error related to discontinued operations and resulted in a reduction in the loss from discontinued operations in a total amount of $547,000 for the six months and three months ended June 30, 2009.  As a result, net loss was decreased from $2,379,000 to $1,832,000 and from $2,168,000 to $1,621,000 for the six months and three months ended June 30, 2009, respectively.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statement on Form F-3, File No. 333-159955.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 12, 2009	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance